                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                                   MESA Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   590911103
                                 (CUSIP Number)

                                Kenneth A. Hersh
                          777 Main Street, Suite 2700
                            Fort Worth, Texas 76102
                                 (817) 820-6600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 6, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 590911103               SCHEDULE 13D

--------------------------------------------------------------------------------

(1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

              DNR-MESA HOLDINGS, L.P.

--------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group
       (See Instructions)                                               (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

(3)    SEC Use Only

--------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)                        OO (See Item 3)

--------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    DNR-MESA HOLDINGS, L.P. IS A
                                               LIMITED PARTNERSHIP FORMED UNDER
                                               THE LAWS OF THE STATE OF TEXAS.

--------------------------------------------------------------------------------

                     (7)    Sole Voting Power                    62,424,436  (1)
       Number of     -----------------------------------------------------------
       Shares
       Beneficially  (8)    Shared Voting Power                                0
       Owned by      -----------------------------------------------------------
       Each
       Reporting     (9)    Sole Dispositive Power               62,424,436  (1)
       Person With:  -----------------------------------------------------------

                     (10)   Shared Dispositive Power                           0
--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person   62,424,436

--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)             49.3%  (2)

--------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)                            PN

--------------------------------------------------------------------------------





     (1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

     (2) Based on the 64,279,568 shares of Common Stock outstanding as of December 31, 1996, plus the 62,424,436 additional shares of Common Stock issuable upon the conversion of all of the Partnership's shares of Series B 8% Cumulative Convertible Preferred Stock of the Issuer.

       The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on July 11, 1996, as amended on November 27, 1996, is hereby amended as follows:

ITEM 1.       SECURITY AND ISSUER.

       No modification.

ITEM 2.       IDENTITY AND BACKGROUND.

       No modification.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       No modification.

ITEM 4.       PURPOSE OF TRANSACTION.

       By virtue of the right of each share of Series B Preferred Stock to convert into one share of the Common Stock, the Partnership currently has beneficial ownership of 62,424,436 shares, or 49.3%, of the outstanding shares of the Common Stock.(3)

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) The Partnership. The Partnership is the beneficial owner of 62,424,436 shares of Common Stock. Based on the number of shares of Common Stock issued and outstanding as of December 31, 1996, as contained in the Issuer's most recently available filing with the Securities and Exchange Commission, the Partnership is the beneficial owner of approximately 49.3% of the outstanding shares of Common Stock.

       Rainwater, Inc. Rainwater, Inc. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 62,424,436 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 49.3% of the outstanding shares of Common Stock.

       Richard E. Rainwater. Richard E. Rainwater may, as sole shareholder of Rainwater, Inc., be deemed to be the beneficial owner of all 62,424,436 shares of Common Stock beneficially owned by the Partnership, of which Rainwater, Inc. is the sole general partner. Such





     (3) To comply with Rule 13d-3(d)(1)(i), promulgated by the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, the Partnership has calculated its 49.3% beneficial ownership interest by dividing: (1) 62,424,436 shares of Series B Preferred Stock, which includes the shares initially acquired by the Partnership plus all shares previously received as regular quarterly PIK Dividends on the Series B Preferred Stock, by
(2) 62,424,436 shares of Common Stock issuable upon conversion of the Partnership's Series B Preferred Stock plus the 64,279,568 shares of Common Stock outstanding as of December 31, 1996. Please note that this required method of calculation may differ from the basis for calculating the percentage ownership of the Issuer's securities represented by the Series B Preferred Stock as set forth in other public filings relating to the transactions described herein.

62,424,436 shares of Common Stock constitute approximately 49.3% of the outstanding shares of Common Stock.

       (b) The Partnership. Through Rainwater, Inc., its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 62,424,436 shares of Common Stock.

       Rainwater, Inc. As the sole general partner of the Partnership, Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 62,424,436 shares of Common Stock.

       Richard E. Rainwater. As the sole shareholder of Rainwater, Inc., Richard E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 62,424,436 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

       The Partnership and the Issuer have entered into a Shareholders Agreement dated as of April 6, 1997 (the "Shareholders Agreement") pursuant to which the Partnership has agreed to vote its shares of Series B Preferred Stock in approval of proposed transactions consisting of (i) the merger of Issuer with and into its newly-formed subsidiary (the "Reincorporation Sub") and (ii) the merger of Parker & Parsley Petroleum Company, a Delaware corporation ("Parker & Parsley") with and into Mesa Operating Co., a subsidiary of Reincorporation Sub (collectively, the "Mergers"). The Shareholders Agreement also restricts dispositions of the Class B Preferred Stock by the Partnership until the earlier to occur of the consummation of the Mergers or the termination of the Agreement and Plan of Merger executed in connection with the Mergers. See Exhibit 10.4 attached hereto for a complete copy of the Shareholders Agreement.

       On April 6, 1997, the Partnership entered into a letter agreement with Parker & Parsley by which the Partnership agreed that prior to the earlier of
(i) the first anniversary of such letter agreement or (ii) the termination of the Agreement and Plan of Merger executed in connection with the Mergers, the Partnership will not, without the prior written consent of Parker and Parsley, offer, sell, contract to sell or make any other distribution of any shares of its Series B Preferred Stock, subject to certain exceptions. Furthermore, the Partnership agreed to submit to future transfer restrictions if within the 90 day period following the closing of the Mergers, the surviving corporation shall file a registration statement with the Securities and Exchange Commission pertaining to the issuance and sale of common stock for its own account, provided that such restrictions shall not exceed 180 days from the effectiveness of such registration statement. See Exhibit 10.5 attached hereto for a complete copy of this letter agreement.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 10.4  -      Shareholders Agreement dated April 6, 1997, by and
                            between DNR-MESA Holdings, L.P. and MESA Inc.

       Exhibit 10.5  -      Letter agreement dated April 6, 1997, by and
                            between DNR-MESA Holdings, L.P. and Parker &
                            Parsley Petroleum Company

                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 11, 1997                      DNR-MESA HOLDINGS, L.P.

                                           By:    Rainwater, Inc., its Sole
                                                  General Partner


                                           By:     /s/ Kenneth A. Hersh
                                                  ------------------------------
                                                   Kenneth A. Hersh,
                                                   Vice President

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
       Exhibit 10.4         Shareholders Agreement dated April 6, 1997, by and
                            between DNR-MESA Holdings, L.P. and MESA Inc.

       Exhibit 10.5 Letter agreement dated April 6, 1997, by and between DNR-MESA Holdings, L.P. and Parker &
                            Parsley Petroleum Company
